September 21, 2022

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust, WisdomTree Short-Term Treasury Digital Fund File Nos. 333-25575 and 811-23659

Dear Mr. Worthington:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to comments received in a telephone conversation with the Staff of the Division of Investment Management on September 19, 2022 relating to the Trust’s Registration Statement on Form N-1A, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2021, and amended via pre-effective amendment on July 21, 2021, December 17, 2021, May 11, 2022, and August 3, 2022 for the purpose of registering shares of the WisdomTree Short-Term Treasury Digital Fund (the “Fund”). The comments are set forth below. Responses follow the comments.

1.	Comment: Please outline any fees paid by the Fund and any fees received by the Fund’s investment adviser, WisdomTree Digital Management, Inc. (“WDM” or the “Adviser”). In particular, please note what expenses are being charged to the Fund (e.g., the fees of the Fund’s disinterested trustees (the “Independent Trustees”)), if any, and how they are being accounted for on the books of the Fund. Please confirm that expenses are not more than 1 basis point and not being charged to the Fund and then waived to 0.00% and that there is no wrap fee payment.

Response: Under the terms of the Investment Advisory Agreement for the Fund between the Trust and the Adviser (the “Advisory Agreement”), the Adviser provides investment advisory services and pays the Fund’s operating expenses, with certain exceptions, in return for a “unitary fee,” which is 0.00% (the “Advisory Fee”). As disclosed in the Registration Statement, pursuant to the Advisory Agreement, the Trust will pay certain fees that are excepted from the Advisory Fee, such as (i) brokerage expenses and other fees, charges, taxes, levies or expenses (such as stamp taxes) incurred in connection with the execution of portfolio transactions (including without limitation any fees, charges, taxes, levies or expenses related to the purchase or sale of an amount of any currency, or the patriation or repatriation of any security or other asset, related to the execution of portfolio transactions); (ii) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (iii) compensation and expenses of the trustees of the Trust who are not officers, directors/trustees, partners or employees of the Adviser or its affiliates (i.e., Independent Trustees); (iv) compensation and expenses of counsel to the Independent Trustees, (v) compensation and expenses of the Trust's chief compliance officer (“CCO”); and (vi) fees and expenses under any separate fund services agreement entered into between the Adviser or its affiliates and the Trust or any Fund (collectively, these exceptions are referred to herein as the “excepted fees”). The excepted fees paid by the Trust are not paid to the Adviser.

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Also as disclosed in the Registration Statement and as noted above, the Trust and the Adviser have entered into a Fund Services Agreement (the “Services Agreement”), pursuant to which the Adviser will provide non-advisory services in return for a services fee, which is 0.00% (the “Services Fee,” and together with the Advisory Fee, the “Fees”). Under the Services Agreement, and in return for the Services Fee, the Adviser arranges for the provision of CCO services, and is liable and responsible for, and administers, payments to the CCO, the Independent Trustees, and counsel to the Independent Trustees.

The Registrant confirms that the aggregate Fees paid to the Adviser are 0.00% and therefore less than 1 basis point. In addition, the Registrant also confirms that the Fees are not being charged to the Fund and then waived to 0.00%. Finally, the Registrant confirms that the Fund will not make any wrap fee payments.

2.	Comment: The Registration Statement states that the Fund may engage in securities lending but does not disclose a securities lending agent. Please confirm if the Fund intends to engage in securities lending and if the Adviser may be compensated from the Fund’s securities lending activities. If so, please disclose this compensation to the Adviser.

Response: The Registrant confirms that the Fund may engage in securities lending pursuant to the terms of the Registration Statement, but it does not have any current plans to do so. Should the Fund engage in securities lending, the Registrant confirms that the Adviser will not be compensated by any securities lending income received by the Fund, but rather securities lending income will be reported as an income item and not as an expense offset for financial reporting purposes.

3.	Comment: Please confirm that the 0.00% fees under the Advisory Agreement are not a temporary arrangement or operate as a fee waiver.

Response: The Registrant confirms that the Advisory Fee of 0.00% under the Advisory Agreement are not a temporary arrangement and are not intended to operate as a fee waiver.

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Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.

cc:	Michael S. Didiuk, Esq. (Perkins Coie LLP)
Todd Zerega, Esq. (Perkins Coie LLP)

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